Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report
Collection Period Ended   31-Aug-2015

Amounts in USD

Dates

Collection Period No.	14	
Collection Period (from... to)	1-Aug-2015	31-Aug-2015
Determination Date	11-Sep-2015	
Record Date	14-Sep-2015	
Distribution Date	15-Sep-2015	
Interest Period of the Class A-1 Notes (from... to)	17-Aug-2015	15-Sep-2015 Actual/360 Days 29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2015	15-Sep-2015 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	156,821,041.26	129,066,227.13	27,754,814.13	80.894241	0.376177
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**643,191,041.26**	**615,436,227.13**	**27,754,814.13**		

Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44		
Adjusted Pool Balance	1,153,299,937.71	672,023,539.70	644,268,725.57		
Yield Supplement Overcollateralization Amount	49,189,871.20	27,513,159.43	26,217,217.85		
Pool Balance	**1,202,489,808.91**	**699,536,699.13**	**670,485,943.42**		

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	56,194.21	0.163784	27,811,008.34	81.058025
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$449,329.13**		**$28,204,143.26**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	28,520,406.64	(1) Total Servicing Fee	582,947.25
Interest Collections	1,526,004.92	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	70.43	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	191,548.95	(3) Interest Distributable Amount Class A Notes	449,329.13
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	1,410.39	(6) Regular Principal Distributable Amount	27,754,814.13
Available Collections	**30,239,441.33**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**30,239,441.33**	(9) Excess Collections to Certificateholders	1,452,350.82
		Total Distribution	**30,239,441.33**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	582,947.25	582,947.25	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	449,329.13	449,329.13	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	56,194.21	56,194.21	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	449,329.13	449,329.13	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	27,754,814.13	27,754,814.13	0.00
Aggregate Principal Distributable Amount	27,754,814.13	27,754,814.13	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	129.92
minus Net Investment Earnings	129.92
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	129.92
Net Investment Earnings on the Collection Account	1,280.47
Investment Earnings for the Collection Period	1,410.39

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	699.536.699.13	32.219
Principal Collections	18,698,848.77	
Principal Collections attributable to Full Pay-offs	9,821,557.87	
Principal Purchase Amounts	0.00	
Principal Gross Losses	530,349.07	
Pool Balance end of Collection Period	670,485,943.42	31,580
Pool Factor	55.76%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.60%
Weighted Average Number of Remaining Payments	51.92	39.43
Weighted Average Seasoning (months)	11.34	24.65

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	666,559,564.91	31,449	99.41%
31-60 Days Delinquent	2,713,907.33	90	0.40%
61-90 Days Delinquent	955,689.94	30	0.14%
91-120 Days Delinquent	256,781.24	11	0.04%
Total	670,485,943.42	31,580	100.00%

*A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	530,349.07
Principal Net Liquidation Proceeds	0.00
Principal Recoveries	188,828.31
Principal Net Losses	341,520.76
Cumulative Principal Net Losses	1,949,121.40
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.162%